                                         Filed by Pediatrix Medical Group, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                  Subject Company: Pediatrix Medical Group, Inc.
                                                    Commission File No. 0-267620


         The following communication contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future benefits of the merger, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include Pediatrix shareholder approval, the ability to successfully integrate acquired companies, control of costs and expenses, general industry and market conditions, growth rates, and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations.

         For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see reports filed by Pediatrix with the SEC, including the discussions in Pediatrix's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, in Item 1 in the section entitled "BUSINESS - Risk Factors" and the remainder of the BUSINESS section and in the Proxy Statement/Prospectus contained in the Registration Statement on Form S-4, as amended, relating to the business combination transaction referenced in the following communication in the section entitled "RISK FACTORS."

         Investors and security holders are advised to read the Proxy Statement/Prospectus contained in the Registration Statement on Form S-4, as amended, previously filed by Pediatrix with the SEC regarding the business combination transaction referenced in the following communication because it contains important information. Additionally, a detailed list of names, affiliations and interests of participants in the solicitation can be found in the proxy statement-prospectus. Investors and security holders may obtain a free copy of the registration statement and proxy statement-prospectus and other documents filed by Pediatrix at the SEC's web site at www.sec.gov. The registration statement and proxy statement-prospectus and such other documents may also be obtained free of charge from Pediatrix by clicking on the link "SEC Filings" on Pediatrix's web site at www.pediatrix.com.

         THE FOLLOWING IS THE TRANSCRIPT OF A CONFERENCE CALL HELD BY PEDIATRIX ON APRIL 5, 2001.

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                          PAGE 1





                             PEDIATRIX MEDICAL GROUP

                                  APRIL 5, 2001
                                  3:00 p.m. CDT

Moderator                  Ladies and gentlemen, we thank you for standing by.
                           Welcome to the Pediatrix investors' conference call.
                           At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session, with instructions to be given at that time.
                           As a reminder, today's conference is being recorded.

                           I would now like to turn the conference over to our host, Mr. Bob Kneeley. Please go ahead, sir.

B. Kneeley                 Thank you, Andrea. Thank you, everyone, for joining
                           us today. We wanted to provide some follow-up guidance for the pending merger with Magella
                           Healthcare Corporation. Before I open the call up to Roger Medel and Karl Wagner, who will have some formal comments, I wanted to read our forward-looking statement.

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                          PAGE 2


                           Except for historical information, matters discussed during this conference call include forward-looking statements that involve risks and uncertainties, including, but not limited to, business, financial and integration risks, associated with the proposed merger with Magella Healthcare Corporation, risk that the approval of Pediatrix shareholders may not be obtained and risk that the merger transaction will not be consummated. In addition, Pediatrix detailed other risk factors in our annual report on Form 10-K for the year ended December 31, 2000, filed with the U.S. Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from the projected or anticipated forward-looking statements.

                           At this point, I also want to remind you that following remarks by Roger Medel and Karl Wagner, we will open this up to a question and answer session from the sell side analysts. Roger.

R. Medel Thank you, Bob. Good afternoon and welcome to today's investors' conference call. When we announced the definitive agreement to merge with Magella Healthcare, we promised to provide additional earnings guidance on the impact of that acquisition. I'm happy to provide that information to you today.

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                          PAGE 3


                           Joining me this afternoon are Kris Bratberg, our President, and Karl Wagner, our Chief Financial Officer.

                           Before turning the call over to Karl for some comments, I want to remind our investors of the basics of this transaction. In February, we were glad to have reached this agreement with Magella. Six weeks later, after spending considerable time working with them on our integration plans, we're even more confident that we will be adding considerable value to our shareholders by combining these physician organizations.

                           This is a very exciting merger, because it makes sense on many fronts. Pediatrix and Magella are very similar organizations. We both provide physician management services for the same types of doctors, neonatologists and perinatologists. Our subspecialties are extremely focused areas of medicine.

                           This merger will significantly enhance our presence in several key markets, including Dallas, Austin, Las Vegas and Orange County, California, where we currently practice. In addition, our presence will be expanded in several new markets, such as San Antonio, Boise, Anchorage and others. In two important markets, Southern California and Las Vegas, this

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                          PAGE 4


                           merger brings perinatologists and neonatologists together as part of the same group. That's an important feature of our strategies.

                           One of the compelling considerations of this merger rests within the power of numbers. As many of you know, Pediatrix is the nation's largest physician group of neonatal and perinatal specialists, employing a total of 450 physicians. We practice neonatal medicine in 24 states and Puerto Rico, employing 390 neonatologists, who staff more than 155 hospital based neonatal intensive care units. In addition, in ten of those markets where we provide neonatal care, we also employ a total of 60 perinatal physicians, who care for mothers with complicated pregnancies.

                           Magella was founded in 1998 and backed by the investment firm of Welsh, Carson, Anderson & Stowe. During the past three years, they have been a competitor in certain markets and a clinical partner in others. Today, Magella has 80 neonatal physicians, who practice in 30 neonatal intensive care units in eight states. They employ 29 perinatal physicians who practice in six markets in three states.

                           Combining both groups means over 560 physicians practicing in 27 states, in 185 hospital based neonatal intensive care units. The power of our

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                          PAGE 5


                           numbers will be very compelling for several reasons. Both groups have been very successful in building critical mass in a number of markets across the country. The business of healthcare is driven by local market share. The power of numbers story reaches far beyond the payer environment. The combined annualized run rate of 800,000 neonatal intensive care unit patient days is an average daily census of approximately 2,200 babies being cared for in intensive care units. For years, we've demonstrated the power that comes from collecting clinical outcomes data.

                           I realize that the market has digested the news of this transaction and that you're waiting for the additional earnings guidance. So at this point, I'll ask our Chief Financial Officer, Karl Wagner, to briefly run through this transaction, in terms of its impact on earnings per share. Karl.

K. Wagner                  Thank you, Roger. Let me start my remarks by
                           expressing confidence in our previous guidance for the first quarter of 2001. For the benefit of a few weeks' time and more information to narrow the range that we provided, at this time, we feel confident EPS will be within a much narrower range of $0.20 to $0.22 for the quarter.

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                          PAGE 6


                           We have scheduled our annual meeting of Pediatrix shareholders for May 15th. Assuming their approval of this transaction, we will close the Magella merger on that date. That means about six weeks of Magella's operations will be included in our second quarter numbers and, of course, we will gain the full quarterly impact of their operations in subsequent quarters.

                           Our guidance for the second quarter is for EPS to grow to a range of approximately $0.27 to $0.29 per share. This is an increase of approximately 25% over Q2, 2000. For the third and fourth quarters, we expect earnings per share of $0.35 to $0.37 each, as compared to $0.24 in Q3, 2000, and $0.25 in Q4, 2000.
                           Based on these estimates, the range for the full year is from $1.17 on the low side to $1.25 on the high side.

                           I'd like to take a few minutes to discuss the assumptions that are behind these numbers. Obviously, the largest assumption is that we close the Magella transaction on May 15th. In addition, we expect that during the last three quarters of 2001, we will be able to spend approximately $40 million for acquisitions. In addition, we have not assumed any increase in income from higher acuity levels or increases in collection rates.

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                          PAGE 7


                           As we stated in our previous conference call, we expect to have combined debt of less than $65 million upon completion of the merger. This number does not include debt from acquisitions that may close prior to May 15th. Forty-two million dollars of this debt will be outstanding under our current line of credit. While we are confident that we can complete the acquisitions in our guidance within the current line of credit and operating cash flow, we are currently in discussions with our banks to increase the amounts available under the line to fund additional acquisitions that we believe will be coming to us in the future.

                           For 2001, we expect that we will generate cash flow from operations of approximately $55 million dollars, including Magella in only from May 15th of this year through the end of the year. I think this is an exciting transaction and moving forward, operating results to be extremely positive as we move into 2002 as well.

                           At this point, I'd like to move the call back to Roger.

R. Medel Thank you, Karl. Operator, if you'd kindly open up the call for any questions.

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                          PAGE 8

Moderator                  Bill Bonello from Piper Jaffrey, your line is open.

B. Bonello                 Yes, thanks a lot. I have just a couple of questions
                           for you, following up. First of all, Karl, you mentioned that you expect to spend $40 million for acquisitions in the last two quarters of the year.
                           Are you assuming that those acquisitions would contribute accretively in 2001?

K. Wagner                  Bill, we expect to spend $40 million in the remaining
                           Q2 through Q4, so in the three quarters. We do expect those acquisitions will be positive to our earnings during that period.

B. Bonello                 Okay. Secondly, have you given any thought to or do
                           you know what your EPS would look like after the changes in goodwill accounting?

K. Wagner                  We've taken a quick look at that; we haven't spent a
                           lot of time on that. As most of you I'm sure know, the FASB is considering changing the accounting, so that we won't be recording any goodwill expense on the income statement, but just record it if there is an impairment. If you look at the second half of the year, which is really what we concentrated on, because it's expected, if it does come through, to be beginning July 1st. In the third quarter, it would be approximately $0.55 on an earnings per share basis or

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                          PAGE 9


                           in that range and the same thing for the fourth quarter of 2001. So, as you can see, with goodwill being a significant expense for us, this is a big increase in our earnings per share by that transaction.

B. Bonello                 Is that pretax $0.55 a share?

K. Wagner                  No. That would be after tax.

B. Bonello                 Okay, then just the final question. You gave us
                           earlier the run rate EBITDA and the run rate revenue for the combined companies, but I'm wondering if you could give us any more color than that, in terms of what you might be expecting in terms of 2001 revenue and 2001 margins?

K. Wagner                  I think on a combined basis, from the expected
                           closing date of May 15th forward, we'd expect to be for the year somewhere in the $330 million to $340 million in revenue at that point. For the year, in EBITDA, probably in a $75+ million range, combined for the year.

B. Bonello                 Great. Thank you very much.

Moderator                  The next question comes from Sam Leavitts from
                           Cunning & Company.

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                         PAGE 10


S. Leavitts                Hello, thank you for having this meeting. I've been
                           curious. I have a couple of questions. Just to follow up on Bill's question, when you said that the numbers included the $40 million in acquisitions, does that mean that the EPS accretion from additional acquisitions is in the number that you just gave?

K. Wagner                  Yes. The numbers I just gave, we expect some
                           accretion. That's not the significant portion of the growth that we see throughout the year, but there is some accretion in the numbers for the $40 million that we're still pretty confident that we'll be able to spend this year in acquisitions.

S. Leavitts                Okay, so the $1.17 to $1.25 is inclusive of the
                           additional acquisitions or practices?

K. Wagner                  That's correct.

S. Leavitts                Okay. What are you using as a base in terms of
                           average number of shares? Can you give us any sense of that, because I've seen different numbers? I'm just curious what number you're using as a base?

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                         PAGE 11


K. Wagner                  On a combined basis, on a fully diluted earnings per
                           share standpoint, once we're in the full quarter, which will be in Q3 and Q4, we'll be in about 24.5 million shares outstanding. Assuming the issuance of stock related to the merger, as well as the conversion of the debt they have out there, we'll assume it's converted for a earnings per share standpoint, although we don't expect it'll be converted upon closing of the transaction, as well as the impact of options.

S. Leavitts                Okay, that's great. If you have a number that you're
                           using as average for the whole year, that would be great, but if you don't, that's okay too. Do you have a number that you use for the year, net of everything?

K. Wagner                  It'll be probably about 21.5 million shares for the
                           year.

S. Leavitts                Great. That helps. It's hard to back into some of
                           these numbers sometimes. I just wanted to double-check. I think that you had said on February
                           15th that current Magella shareholders would have about a third, I remember being the number, of the total shares after the merger. Is that still the number that you're using or that we can work with?

K. Wagner                  It's a little bit less now, but that's about the
                           right number at this point.

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                         PAGE 12


S. Leavitts                So in the 30% to 33% range is in the ballpark?

K. Wagner                  It's in the ballpark, right.

S. Leavitts                I think you said that Welsh, Carson, in
                           particular, had about a half of that and that there was a lockup in the agreement. Has anything changed in that or could you just review that quickly?

K. Wagner                  Yes, Welsh, Carson will be a large holder. I think
                           combined, they'll be a little bit less than 15% of the total outstanding shares of the combined company.
                           They have a lockup agreement under which they cannot sell any of those shares for the first 90 days after the transaction and then they are limited as to what they can sell from that point until a full year after the transaction. I think it's no more than about
                           300,000 shares a quarter, is approximately how it is.

                           This information is in our S-4 that we file with the Securities and Exchange Commission. So if anybody wants to look at that, that's available, as well as pro formas of the 2000 numbers, just to give you an idea of the impact of this.

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                         PAGE 13

S. Leavitts                Great. Well thank you very much.

Moderator                  Next question is a follow up again from Bill Bonello.
                           Please go ahead, sir.

B. Bonello                 Yes, just, again, about the range of guidance you're
                           projecting. I believe from the previous call, you had suggested that there could be anywhere from $2 million to $3 million worth of cost savings from consolidating some of the Magella corporate overhead.
                           Are you reflecting that in your range of $1.17 to $1.25 or is this a without-synergies number?

K. Wagner                  This number includes synergies, but only from the
                           date of completion on, which would be significantly less than that. Total synergies combined, from May
                           15th forward, is probably estimated in the range of $1.5 million.

B. Bonello                 Okay. What do you think it will be total over time?

K. Wagner                  Over time, I expect it's going to be somewhere
                           probably in the $3.5 million range that we'll get in the total synergies.

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                         PAGE 14


B. Bonello                 Can you just give a little more explanation of what
                           that is? That's not assuming pricing improvement, etc.? Is that just cost improvement?

K. Wagner                  It's just cost improvement. A significant portion of
                           the cost improvement will come upon closing of the transaction. There are several people who will not be continuing with the company, although they will be involved in giving us advice, such as John Carlyle, who is their CEO and will be on our Board. So there will be some savings through those salaries and that's a significant portion of the savings. So we're pretty comfortable that we'll be able to obtain those savings.

                           We've been very conservative on any of the synergy estimates to be only in cost savings we clearly expect to get. We have not built in anything in these numbers, in relation to leverage that we can get from dealing with payers in markets where we have added strength or increase in revenues from sharing across places where we might have neonatologists and they have perinatologists and growth through that activity. We've been very conservative in doing any outlook related to that.

B. Bonello                 Sure, okay. That's helpful.

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                         PAGE 15



K. Wagner                  Bill, I just wanted to clarify a point that you had
                           asked about before, about the EBITDA numbers looking forward this year. I had said $75 million. It will be $75 million to $80 million as compared--I think we had said $85 million in our last call. The $85 million was a full year, if we had both companies together, full year.

B. Bonello                 That full year was a run rate, right, not a full year
                           including growth?

K. Wagner                  The $85 million was what we would have expected full
                           year 2001, combined, based upon both companies' projections for 2001.

B. Bonello                 So that did include some growth then?

K. Wagner                  But it was full year impact.

B. Bonello                 Full year, okay.

K. Wagner                  I wanted to contrast that, not to think we were
                           backing off from that number.

                                                         PEDIATRIX MEDICAL GROUP
                                                               HOST: BOB KNEELEY
                                                          APRIL 5, 2001/3:00 CDT
                                                                         PAGE 16


B. Bonello                 No, no, no, that makes sense. But just so I'm
                           perfectly clear on that, the $85 million was not taking the most recent months and just annualizing that?

K. Wagner                  No, it was not.

B. Bonello                 Okay. Thanks.

B. Kneeley                 Okay, well, if there are no further questions, let me
                           just thank you for listening this afternoon. We'll have an announcement within the next couple of weeks of our earnings release date. Thank you for listening.

Moderator                  Ladies and gentlemen, this conference will be
                           available for replay starting today at 7:30 p.m.
                           Eastern Time, until April 8th at midnight. You may access the AT&T Executive Playback Service by dialing
                           1-800-475-6701 and entering the access code 580746.

                           Ladies and gentlemen, that does conclude our conference for today. We thank you for your participation and for using AT&T Executive Teleconference Service.